

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3628

August 27, 2010

VIA FACSIMILE and US MAIL
Kirsten K. Gray
Vice President Group Legal
BHP Billiton Limited
180 Lonsdale Street
Melbourne, Victoria 3000
Australia

> **Re: Potash Corporation of Saskatchewan Inc.**
> **Schedule TO-T filed August 20, 2010**
> **Amendments to Schedule TO-T**
> **Filed August 25 & 26, 2010**
> **Filed by BHP Billiton Limited, BHP Billiton PLC and BHP Billiton**
> **Development 2 (Canada) Limited**
> **File No. 1-31714**

We have limited our review of the filings to those issues we have addressed in our comments.

Please respond to this letter promptly by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO-T
Schedule TO-T/A

Exhibit (a)(1)(i)-The Offer and the Circular

Determination of Validity, page 19

1.   Please advise us of the purpose of the disclosure that any determination by you
        concerning the terms of the offer "will be final and binding." Please delete this
        language, here and other places in the document, or disclose that only a court of
        competent jurisdiction can make a determination that will be final and binding
        upon the parties. In addition, please disclose that security holders may challenge
        your determinations.

Certain Conditions of the Offer, page 21

2.   A tender offer may be conditioned on a variety of events and circumstances,
        provided that they are not within the direct or indirect control of the bidder. The
        conditions to the offer must also be drafted with sufficient specificity to allow for
        objective verification. We refer to condition (d)(v) which lists "any proposal,
        plan or *intention…"* to do any of the actions listed in paragraph (d) or entering
        into any agreement or "*agreement in principle*" to do such actions. This condition
        appears to be overly broad. Notwithstanding the reasonableness qualifier that
        precedes (d)(v), it appears that the determination of whether a plan or intention to
        act has been formulated or an agreement (even if only in principle) has been
        reached would be left to the sole determination of the Offeror/bidders. Given that
        the Offeror has reserved the right to assert the occurrence of an offer condition for
        reasons that do not appear objectively verifiable, the Offeror has created the
        implication that it may conduct an illusory offer in potential contravention of
        Section 14(e). Please revise the cited condition accordingly or advise.

3.   Further to our comment above. We refer to the disclosure included in the
        Schedule 14D-9 filed by Potash Corporation of Saskatchewan Inc. in which it
        discloses that the company has been "approached and has initiated contact with, a
        number of third parties who have expressed an interest in considering alternative
        transactions…" Advise us of whether the bidders consider the condition in (d)(v)
        to have been triggered and have waived the condition. If the bidders do not
        consider the condition to have been triggered, please clarify how and when the
        bidders will make the determination as to whether the condition in (d)(v) has been
        triggered in light of the developments noted in the Schedule 14D-9. We may
        have further comment.

4.   Please refer to the penultimate paragraph in this section. Please revise to remove
        the implication that the bidders have the ongoing right to assert conditions

subsequent to the expiration date. Clarify that all conditions, other than the receipt of governmental approvals, must be satisfied or waived at or prior to the expiration of the offer.

5.   You disclose under this heading that should you fail to exercise any of your rights, such failure shall not "be deemed a waiver of any such right…" Please be advised that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this is a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

6.   Please see our prior comment. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidders should inform holders of securities how they intend to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the bidders' understanding in your response letter.

Other Terms of the Offer, page 30

7.   We note your disclosure here that the Offeror reserves the right to assign or transfer to one or more affiliates the right to purchase tendered equity shares. Please note that if the Offeror does so, the entity to which the right is assigned may need to be added as a filing person on the Schedule TO-T. This in turn may necessitate an extension of the offer period and may require the offering circular to be revised to provide all of the disclosure required by Schedule TO as to that entity. Please confirm your understanding in your response letter.

Source and Amount of Funds, page 36

8.   Please address any alternative financing arrangements that are in place in the event the primary financing plans fall through. If none, revise to state this fact. Refer to Item 1007 (b) of Regulation M-A.

U.S. Securities & Exchange Commission Relief Requested, page 47

9.   We refer to the letter dated August 26, 2010 from counsel to the bidders to the Division of Trading & Markets and the Division of Corporation Finance. Please update your disclosure to reflect that relief was sought and received subject to the conditions set forth in the letter dated August 26, 2010 from the Division of Trading & Markets and the Division of Corporation Finance to the bidders.

*   *   *

As appropriate, please amend your filing in response to these comments. Please electronically submit a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the bidder is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from each bidder acknowledging that:

- the bidder is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions

Via Facsimile: 212.225.3999
cc: Neil Q. Whoriskey, Esq.
        Jennifer Bender, Esq.
        Cleary Gottlieb Steen & Hamilton, LLP